SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  --------------------------------------------

                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1934 (Amendment No. )*

                           Mutual Risk Management Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    628351108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Paul S. Giordano, Esq.
             Executive Vice President, General Counsel and Secretary
                                 XL Capital Ltd
                                    XL House
                               One Bermudiana Road
                             Hamilton, HM11, Bermuda
                                 (441) 292-8815

                                    Copy to:

                               Immanuel Kohn, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 17, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  628351108
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS(entities only)

                    XL CAPITAL LTD
                    I.R.S. Employer Identification No. 98-0191089
--------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                    (See Instructions)
                    (a)[ ]
                    (b)[ ]
--------------------------------------------------------------------------------
3                   SEC USE ONLY

--------------------------------------------------------------------------------
4                   SOURCE OF FUNDS (See Instructions)

                    WC
--------------------------------------------------------------------------------
5                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)
                    [ ]
--------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    Number of              9,417,757
     Shares        -------------------------------------------------------------
  Beneficially     8      SHARED VOTING POWER
     Owned
    by Each               0
   Reporting
  Person With      -------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                          9,132,043
                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON
                    9,417,757
--------------------------------------------------------------------------------
12                  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES (See Instructions)
                    [   ]
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.5%
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON (See Instructions)
                    CO

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Common Shares, par value $0.01 per share (the "Common Shares"), of Mutual Risk Management Ltd. ("MRM"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of MRM is 44 Church Street, Hamilton HM12, Bermuda.

Item 2.  Identity and Background.
------   -----------------------

     (a)  XL Capital Ltd ("XL")

     (b)  XL House, One Bermudiana Road, Hamilton HM 11, Bermuda.

     (c) XL is a diversified Bermuda-based insurance and reinsurance holding company.

     (d) XL has not and, to the best of XL's knowledge, none of its directors or executive officers has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) XL has not and, to the best of XL's knowledge, none of its directors or executive officers has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Schedule I attached hereto and incorporated herein by reference sets forth, with respect to each executive officer and director of XL the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

     The total amount of funds required by XL to purchase the Securities (as defined below) was $52,500,000. The funds necessary to purchase the Securities were obtained from funds available for investment in the ordinary course of business.

Item 4.  Purpose of Transaction.
------   -----------------------

     The Securities are being held for investment purposes. Depending on market conditions, XL may acquire additional Securities or Common Shares or dispose of some or all of such Securities or Common Shares.

     As of May 8, 2001, XL Insurance Ltd ("XL Insurance") and certain other investors (collectively, the "Purchasers") entered into a Securities Purchase Agreement (the "Purchase Agreement") with MRM pursuant to which XL Insurance agreed to purchase, subject to certain conditions, $52,500,000 aggregate principal amount of 9 3/8% Convertible Exchangeable Debentures due 2005 (the "Debentures") of MRM. In connection with the purchase of the Debentures, MRM agreed to is-sue to XL Insurance warrants to purchase an additional 1,632,043 Common Shares of MRM (the "Warrants") and 7,500,000 Series A Preferred Shares (the "Preferred Shares" and, together with the Debentures and the Warrants, the "Securities"). The Warrants are exercisable at any time until May 17, 2006 at an exercise price of $7.00 per Common Share. The Preferred Shares have no liquidation preference or dividend rights and are entitled to one vote per share on all matters submitted to the shareholders of MRM. The aggregate purchase price for the Securities was $52,500,000. Pursuant to the Purchase Agreement, MRM agreed to issue the Securities to XL Insurance in consideration of the purchase price.

     At the closing under the Purchase Agreement on May 17, 2001, XL Insurance purchased the Securities. The Common Shares issuable upon conversion of the Debentures and upon exercise of the Warrants represented beneficial ownership of approximately 18.5% of the outstanding Common Shares of MRM on May 17, 2001, based on MRM's representation that 41,623,198 Common Shares were outstanding as of that date.

     The Debentures themselves carry no voting rights but have been issued as a unit with the Preferred Shares. The Preferred Shares have voting rights proportionate to the voting rights the holders would have upon conversion of the Debentures into Common Shares, subject to the following restrictions. Prior to receiving required insurance regulatory approvals, the voting rights of each holder of Preferred Shares or Warrants, in the aggregate, will be limited to 9.9% of the total voting rights in MRM. In addition, the voting rights of the holders of the Debentures and the Warrants, in the aggregate, will be limited to 19.9% of the total voting rights in MRM until MRM's shareholders approve the transactions.

     The Debentures may be converted, in whole or in part, at any time at the option of the holder into Common Shares. The initial conversion price is $7.00 per share, but beginning on September 17, 2001, the conversion price will be reduced by $0.20 per month until all regulatory and shareholder approvals have been obtained and the Restructuring (as defined below) has been completed. The conversion price and number of Common Shares issuable upon conversion of the Debentures also will be adjusted under standard antidilution provisions, including for issuances of Common Shares or Common Share equivalents below the conversion price or current market price of the Common Shares. In addition, the aggregate number of Common Shares issuable upon conversion of the Debentures and exercise of the Warrants will be limited to 19.9% of the outstanding Common Shares of MRM until MRM's shareholders approve the transactions.

     In addition to the conversion rights discussed above, the holders of Debentures have the option of exchanging the Debentures, at any time, into either senior convertible debentures of Newco (as defined below) with terms comparable to those of the Debentures or Newco common shares representing a percentage of ownership in Newco that is based on the ratio of projected 2001 earnings of MRM to the projected pro forma 2001 earnings of Newco. The exchange right is initially available only upon the exchange of Debentures representing 20% of the principal amount of outstanding unconverted Debentures at the time of the exchange. Following initial exchange, any amount of Debentures may be exchanged and any holder may convert some Debentures and exchange others. The exchange right will terminate if, at any time beginning 90 days after all regulatory and shareholder approvals are obtained and the Restructuring has been completed, the closing sale price of the Common Shares exceeds two times the conversion price of the Debentures for 120 consecutive trading days. If at any time during the 120 consecutive trading day period the Debentures holders demand the registration of the Debentures and/or the Common Shares issuable upon their conversion, the exchange right will terminate only if the closing sale price of the Common Shares exceeds two times the conversion price of the Debentures for 120 consecutive trading days and continues to so exceed the conversion price for a period of 15 days after the effective date of the registration statement filed in connection with the holders' demand.

     The Debentures holders, as a group, have a minimum of three demand registration rights for the Debentures and/or the Common Shares issuable upon their conversion, any holder having at least $15,000,000 in principal amount of outstanding Debentures or 13% of the then outstanding Common Shares is entitled to at least one demand registration right. In addition, the holders of 20% of the principal amount of outstanding Debentures, including Newco debentures and common shares (the "20% Holders"), have demand registration rights, provided that XL Insurance consents to the registration if it owns at least 20% of the principal outstanding amount of Debentures, including Newco debentures and common shares. In order to create a market for the Newco common shares, the 20% Holders may require the spin-off of up to 20% of the common shares of Newco to shareholders of MRM provided that XL Insurance consents to the spin-off if it owns at least 20% of the principal outstanding amount of Debentures, including Newco debentures and common shares. The Debentures holders also have an unlimited number of piggyback registration rights with respect to any offering of common or debt securities by MRM or Newco.

     The Warrants have registration rights comparable to the registration rights of the Debentures, including one demand registration right for each of XL Insurance and the other purchasers of Warrants and unlimited piggyback registration rights with respect to any public offering of Common Shares or Common Share equivalents of MRM.

     In connection with their ownership of the Debentures, MRM has agreed to cause the designees of certain of the Purchasers to be nominated for, and elected to, positions on the boards of directors of MRM and its subsidiaries, and each committee thereof. As long as it holds at least 20% of the principal amount of the outstanding Debentures, XL Insurance has the right to designate at least two representatives to the board of directors and each committee thereof of MRM and each of MRM's subsidiaries. MRM has nominated three representatives designated by XL Insurance to the board of directors of MRM.

     In connection with the sale of the Debentures, MRM has agreed to restructure its operating units into two separate holding company structures (the "Restructuring"). Following the Restructuring, one holding company subsidiary of MRM will own MRM's insurance operations and managing general agency entities and will operate through its subsidiaries, Legion and Legion Indemnity Ltd., as a specialty insurer writing a selected book of program business. A second holding company subsidiary of MRM ("Newco"), which will be a newly incorporated Bermuda company, will own all of MRM's fee generating businesses that presently comprise its Corporate Risk Management, Specialty Brokerage and Financial Services ("CRM") business segments and all of MRM's insurance operations outside of the United States. In addition, Newco will own MRM's Insurance Profit Center (or "rent-a-captive") companies that are principally dedicated to its CRM business segment, except for Mutual Indemnity (Dublin) Ltd. After the Restructuring, (i) Newco will be entitled to receive all of the fees attributable to the CRM business except that Villanova, where it writes the related policies (i.e., where Villanova is legally authorized to write such policies and the prospective holder of the underlying policy does not object to the use of Villanova), or a new insurer in the case of new or renewal policies, may retain a portion of the premium equal to its actual costs, but not exceeding an amount equal to 1 1/4% of its premium on such policies and (ii) Newco will be given an option to purchase Villanova and/or such new insurer for book value. The Restructuring shall be effected in a manner reasonably acceptable to XL Insurance, including the amount of minimum capital and surplus to be contributed to Newco.

     The transaction documents relating to the Debentures also contain other representations, warranties, agreements and indemnification obligations of MRM. These include, among other things, covenants regarding the Restructuring, preemptive rights in Newco share offerings for Debenture holders, information rights of the Debentures holders with respect to MRM's financial statements, budgets and other information, restrictions on MRM's use of proceeds from the sale of the Debentures, restrictions on MRM's ability to develop businesses that might compete with those transferred to Newco in the Restructuring and consent rights regarding MRM's operations.

     Other than as described above, XL does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.
------   --------------------------------

     (a) Amount beneficially owned: As of May 17, 2001, 9,132,043 Common Shares. These shares are held by XL Insurance Ltd, a wholly-owned subsidiary of XL Capital Ltd. The Common Shares beneficially owned by XL consist of 7,500,000 Common Shares issuable upon conversion of the Debentures, 1,632,043 Common Shares issuable upon exercise of the Warrants and 285,714 Common Shares for which XL Insurance has a voting proxy from Mr. Mulderig. As of May 17, 2001, 9,417,757 Common Shares represented approximately 18.5% of the outstanding Common Shares of MRM, based on MRM's representation that 41,623,198 Common Shares were outstanding as of that date.

     (b) XL has the sole power to vote and sole authority to dispose or direct the disposition of the Common Shares reported by this Schedule 13D, including any Common Shares which it may acquire upon conversion of the Debentures or upon exercise of the Warrants. In addition, as described in Item 6 below, XL has the right to vote the Common Shares of Mr. Robert A. Mulderig, Chairman of the board of directors and chief executive officer of MRM pursuant to a voting proxy issued by Mr. Mulderig to XL Insurance.

     (c) Except as reported above, XL has not engaged in any transactions in the Issuer Common Shares during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------  ------------------------------------------------------------------------

     For a period beginning on September 17, 2001 and ending on November 17, 2001 (the "Put Term"), either XL Insurance or the holders of a majority in principal amount of the outstanding Debentures has the right to require MRM to repurchase all of the Debentures if all regulatory and shareholder approvals have not been obtained and the Restructuring described in Item 4 above has not been completed. The repurchase price will be equal to the higher of (i) 100% of the face amount of the Debentures and (ii) 100% of the then current market value of the Common Shares into which the De-bentures are convertible, which percentage will increase by 25 basis points per month during the Put Term until all necessary regulatory and shareholder approvals have been secured and the Restructuring has been completed. For the purposes of computing the current market value of the Common Shares, MRM will use the average closing price for a three-day trading period beginning on the second trading day following the public announcement of the exercise of the put right by the holders of the Debentures.

     XL Insurance has received a voting proxy from Robert A. Mulderig, chairman of the board of directors and chief executive officer of MRM, pursuant to which Mr. Mulderig has assigned to XL Insurance the voting power of the Debentures, Voting Preferred Stock, voting preferred shares and Common Shares of MRM and Newco into which such Debentures are convertible or for which they are exchangeable by Mr. Mulderig.

     Pursuant to the Securities Purchase Agreement and the Debentures, XL Insurance has the right to approve any proposed transferee of the Debentures by any other Purchaser.

     Except as described above and in Item 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among XL and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantee of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.
------   --------------------------------

     1. Securities Purchase Agreement, dated as of May 8, 2001, among Mutual Risk Management Ltd., the guarantors named therein, XL Insurance Ltd and the other investors named therein.

     2. Form of 9 3/8% Convertible Exchangeable Debenture due 2006 issued to XL Insurance Ltd.

     3. Debenture Registration Rights Agreement, dated may 17, 2001, among Mutual Risk Management Ltd., the guarantors named therein, XL Insurance Ltd and the other investors named therein.

     4. Warrant Registration Rights Agreement, dated May 17, 2001, among Mutual Risk Management Ltd., XL Insurance Ltd and the other investors.

     5.   Voting Proxy to XL Insurance Ltd from Robert A. Mulderig.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May  29, 2001.


                                   By:    /s/ Paul S. Giordano
                                          --------------------------------------
                                          Name:   Paul S. Giordano,
                                                  Executive Vice President,
                                                  General Counsel and Secretary

                                   Schedule I

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director and executive officer of XL Capital Ltd are set forth in the following table:

1.   (a) Brian M. O'Hara
     (b)  XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM11, Bermuda
     (c) President, Chief Executive Officer and Director of XL Capital Ltd, One Bermudiana Road, Hamilton, HM11, Bermuda
     (d)  U.S.A.

2.   (a) Michael Esposito Jr.
     (b) c/o XL Capital Ltd, XL House, One Bermudiana Road, Hamilton HM 11, Bermuda
     (c)  Director and Chairman of the Board of XL Capital Ltd
     (d)  U.S.A.

3.   (a) Ronald L. Bornhuetter
     (b) c/o XL Capital Ltd, XL House, One Bermudiana Road, Hamilton HM 11, Bermuda
     (c)  Director of XL Capital Ltd
     (d)  U.S.A.

4.   (a) John Weiser
     (b) c/o XL Capital Ltd, XL House, One Bermudiana Road, Hamilton HM 11, Bermuda
     (c) Director of XL Capital Ltd, XL House, One Bermudiana Road, Hamilton HM 11, Bermuda
     (d)  U.S.A.

5.   (a) Ellen E. Thrower
     (b)  The College of Insurance, 101 Murray Street, New York, NY 10007
     (c) Director of XL Capital Ltd and President, The College of Insurance, 101 Murray Street, New York, NY 10007
     (d)  U.S.A.

6.   (a) Michael A. Butt
     (b) c/o XL Capital Ltd, XL House, One Bermudiana Road, Hamilton HM 11, Bermuda
     (c) Director of XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM 11, Bermuda, and Former President and Chief Executive Officer, Mid Ocean Limited
     (d)  U.K.

7.   (a) Alan Z. Senter
     (b)  2 West 67th Street, Apartment 10B, New York, NY 10023
     (c) Director of XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM 11, Bermuda
     (d)  U.S.A.

8.   (a) John T. Thornton
     (b) c/o XL Capital Ltd, XL House, One Bermudiana Road, Hamilton HM 11, Bermuda

     (c) Director of XL Capital Ltd, c/o XL Capital Ltd, XL House, One Bermudiana Road, Hamilton HM 11, Bermuda
     (d)  U.S.A.

9.   (a) Paul Jeanbart
     (b) Rolaco Group of Companies, 28 Boulevard du Pont d'Arve, 1205 Geneva, Switzerland
     (c) Director of XL Capital Ltd and Chief Executive Officer, The Rolaco Group of Companies, 28 Boulevard du Pont d'Arve, 1205 Geneva, Switzerland
     (d)  Canada

10.  (a) Cyril Rance
     (b) c/o XL Capital Ltd, XL House, One Bermudiana Road, Hamilton HM 11, Bermuda
     (c) Director of XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM 11, Bermuda
     (d)  Bermuda

11.  (a) Robert S. Parker
     (b)  Georgetown University, 5200 Watson Street, N.W., Washington, D.C.
          20016
     (c) Director of XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM 11, Bermuda and Dean Emeritus and Professor of the School of Business Administration at Georgetown University
     (d)  U.S.A.

12.  (a) Sir Brian Corby
     (b) c/o XL Capital Ltd, XL House, One Bermudiana Road, Hamilton HM 11, Bermuda
     (c) Director of XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM 11, Bermuda Former Chairman of the Board of The Brockbank Group, plc
     (d)  U.K.

13.  (a) John Loudon
     (b) Caneminster Ltd., Suite B, Bristol House, 67 Lower Sloane Street, London, SW1W 8DD, England
     (c) Director of XL Capital Ltd and Chairman, Caneminster Ltd., Suite B, Bristol House, 67 Lower Sloane Street, London, SW1W 8DD, England
     (d)  The Netherlands

14.  (a) Robert R. Glauber
     (b) National Association of Securities Dealers, Inc., One Liberty Plaza, New York, New York 10006, U.S.A.
     (c) Director of XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM 11 Bermuda and President and Chief Executive Officer, NASD
     (d)  U.S.A.

15.  (a) Robert Clements
     (b)  Arch Capital Group Ltd, 20 Horseneck Lane, Greenwich, CT 06830
     (c) Director of XL Capital Ltd and Chairman, Arch Capital Group Ltd, 20 Horseneck Lane, Greenwich, CT 06830
     (d)  U.S.A.

16.  (a) Nicholas M. Brown, Jr.
     (b)  XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM11, Bermuda
     (c) Executive Vice President and Chief Executive of Insurance Operations of XL Capital Ltd, One Bermudiana Road, Hamilton HM 11, Bermuda

     (d)  U.S.A.

17.  (a) K. Bruce Connell
     (b)  XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM11, Bermuda
     (c) Executive Vice President of XL Capital Ltd, XL House, and President and Chief Executive Officer of XL Capital Products Ltd, XL House, One Bermudiana Road, Hamilton, HM11, Bermuda
     (d)  U.S.A.

18   (a) Jerry de St. Paer
     (b)  XL Capital, XL House, One Bermudiana Road, Hamilton HM 11, Bermuda
     (c) Executive Vice President and Chief Financial Officer of XL Capital Ltd, XL House, One Bermudiana Road, Hamilton HM 11, Bermuda
     (d)  U.S.A.

19.  (a) Paul S. Giordano
     (b)  XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM11, Bermuda
     (c) Executive Vice President, General Counsel and Secretary of XL Capital Ltd, XL Insurance Ltd and XL Re Ltd, XL House, One Bermudiana Road, Hamilton, HM11, Bermuda
     (d)  U.S.A.

20.  (a) Christopher V. Greetham
     (b)  XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM11, Bermuda
     (c) Executive Vice President and Chief Investment Officer of XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM11, Bermuda
     (d)  U.K.

21.  (a) Henry C. V. Keeling
     (b)  XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM11, Bermuda
     (c) Executive Vice President and Chief Executive of Reinsurance Operations of XL Capital Ltd and Chief Executive Officer of XL Re Ltd, XL House, One Bermudiana Road, Hamilton, HM11, Bermuda
     (d)  U.K.

22.  (a) Fiona E. Luck
     (b)  XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM11, Bermuda
     (c) Executive Vice President of Group Operations of XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM 11, Bermuda
     (d)  U.K.

23.  (a) Robert R. Lusardi
     (b)  XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM11, Bermuda

     (c) Executive Vice President and Chief Executive of Financial Products and Services, XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM11, Bermuda
     (d)  U.S.A.

24.  (a) Clive Tobin
     (b)  XL House, One Bermudiana Road, Hamilton, HM 11, Bermuda
     (c) Executive Vice President of XL Capital Ltd, XL House, One Bermudiana Road, Hamilton, HM 11, Bermuda
     (d)  U.K.